                            UNITED STATES OF AMERICA
                                   before the
                 SECURITIES AND EXCHANGE COMMISSION
----------------------------------------------
                                               :
                In the Matter of               :
                                               :
      AMERICAN ELECTRIC POWER COMPANY, INC.    :    CERTIFICATE
              Columbus, Ohio  43215            :         OF
                                               :    NOTIFICATION
                    (70-5943)                  :
                                               :
    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
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      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from April 1, 1999, through June 30, 1999, the Company issued a total of 358,488 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $15,033,906.08, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of -0- shares of the Company's Common Stock, at a total purchase price of $-0-. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

      Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 1998.

                             AMERICAN ELECTRIC POWER COMPANY, INC.

                            By:       /s/ Henry W. Fayne
                                       Vice President
Dated:  July 16, 1999

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
               For the Period April 1 - June 30, 1999


TRANSACTIONS THIS PERIOD:

                            - Original Issue Shares -

                      Shares          Price             Total
  Period              Issued        Per Share       Purchase Price

04/06/99                8,006     $  40.188        $    321,745.13
04/13/99               10,677        39.838             425,350.33
04/20/99               10,853        39.869             432,698.26
04/27/99                5,923        41.006             242,878.54
05/04/99                7,219        41.194             297,379.49
05/11/99                3,813        41.256             157,309.13
05/18/99                5,302        41.750             221,358.50
05/25/99                1,907        42.888              81,787.42
06/01/99                1,435        43.163              61,938.91
06/08/99                3,766        42.350             159,490.10
06/10/99              283,890        42.188          11,976,751.22
06/15/99                9,922        41.963             416,356.89
06/22/99                2,659        42.781             113,754.68
06/29/99                3,116        40.150             125,107.40
  Total O/I Purch.    358,488                      $ 15,033,906.08
                      =======                      ===============

                            - Open Market Purchases -

                     Shares       Average Price          Total
  Date              Purchased       Per Share       Purchase Price

Total O/M Purch.      -0-                          $   -0-
                   =========                          ======


                         - Total Activity This Period -

                     Shares                              Total
                    Purchased                       Purchase Price

O/I Shares           358,488                        $15,033,906.08
O/M Purchases         -0-                                 -0-
   Total Activity    358,488                        $15,033,906.08
                     =======                         =============

SCHEDULE I to CERTIFICATE OF                                 PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 1999



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - Original Issue Shares -

                                     Shares              Total
                                     Issued         Purchase Price

Totals from last report           46,965,396       $977,034,344.21
Transactions this period             358,488         15,033,906.08
                                  ----------        --------------
   Total Original Issue Shares    47,323,884       $992,068,250.29


                            - Open Market Purchases -

                                     Shares              Total
                                    Purchased       Purchase Price

Totals from last report           19,933,897       $604,795,081.99
Transactions this period            -0-                  -0-
   Total Open Market Purchases    19,933,897       $604,795,081.99

                               SCHEDULE II
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.

                            Summary of Plan Expenses
                               for the year ended
                                December 31, 1998


   Fees and expenses of First Chicago Trust Company of New York, the Plan agent:

   Brokers' fees for purchase of shares                   $    837

 Account maintenance charges                                     *

   Postage                                                  82,608

   Printing expenses - DPR statement form,
   authorization cards, envelopes, and
   enclosing costs                                          34,667

   Total                                                  $118,112

   Average number of participants in the
   Plan during the year                                     50,312

   * In prior years, the amount was separately identified in the billings from our transfer agent. However, beginning in 1991, we negotiated an all-encompassing fixed fee with the transfer agent for all transfer services it provides. Accordingly, it is not possible to separately identify this amount. The charge is approximately $5.00 per account.